[redacted]

06013977

TATA

RECEIVED

2006 MAY 31 P 12:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

9th May 2006

BJ/SH-L2/184

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

82-3733

SUPPL

Dear Sirs,

A meeting of the Board of Directors of the Company will be held on Monday, 29th May 2006 to consider inter alia the final accounts and recommendation of dividend (if any) for the year ended 31st March 2006.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
JUN 0 2 2006
THOMSON
FINANCIAL